NEWS RELEASE July 9, 2008 Symbol: Canada TSX.V – TVC Frankfurt – TGP

Tournigan Energy Information Now Available Through S&P
Market Access Program

Vancouver, July 9, 2008 – Tournigan Energy Ltd. (TVC:TSX-V; TGP: Frankfurt) announced today that its company information will be made available via Standard & Poor’s Market Access Program, an information distribution service that enables subscribing publicly traded companies to have their company information disseminated to users of Standard & Poor’s Advisor Insight. The company information to be made available through this program includes share price, volume, dividends, shares outstanding, company financial position, and earnings. Standard & Poor’s Advisor Insight is an Internet-based research engine used by more than 100,000 investment advisors. A public version of the site is available at www.advisorinsight.com.

In addition, information about companies in Standard & Poor’s Market Access Program will be available via S&P’s Stock Guide database, which is distributed electronically to virtually all major quote vendors. As part of the program, a full description of Tournigan will also be published in the Daily News section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 38 states under the Blue Sky Laws.

Company information distributed through the Market Access Program is based upon information that Standard & Poor’s considers to be reliable, but neither Standard & Poor’s nor its affiliates warrant its completeness or accuracy, and it should not be relied upon as such. This material is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument.

About Tournigan Energy Ltd.

Tournigan is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Slovakia and other jurisdictions. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004 that is economically and politically stable, has excellent infrastructure and an educated population. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Tournigan Energy Ltd.
Knox Henderson, Investor Relations
(604) 637-3563
khenderson@tournigan.com

Standard & Poor’s Customer Contact:
Richard Albanese
212 438-3647
richard_albanese@sandp.com

Standard and Poor’s Media Relations Contact:
Michael Privitera
212 438-6679
michael_privitera@sandp.com

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com